UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 29, 2009
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS THIRD QUARTER NET INCOME OF $15.8 MILLION, OR $0.43 PER SHARE

PANAMA CITY, October 29, 2009 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the third quarter ended September 30, 2009.

Business Highlights
•
Net income amounted to $15.8 million in the third quarter 2009, compared to $10.5 million in the second quarter 2009, and $14.0 million in the third quarter 2008. Net interest margin increased to 1.76% in the third quarter 2009, from 1.62% in the previous quarter and 1.61% in the third quarter 2008.

•
The Commercial Division’s net income for the third quarter 2009 was $11.8 million, compared to $3.6 million in the second quarter 2009, and $16.8 million in the third quarter 2008. The increase from the previous quarter was mainly driven by more stable margins, lower provisions for credit losses, and increased commission income from the letter of credit business.  Credit disbursements in the third quarter reached $1.1 billion, 3% higher than the second quarter 2009 and 30% below the third quarter 2008.  The commercial portfolio rose 1% during the third quarter 2009 to $2.9 billion, compared to $4.2 billion at the end of the third quarter 2008.

•
Driven by lower non-interest operating income generated from the securities portfolios, the Treasury Division reported net income for the third quarter 2009 of $1.2 million, compared to net income of $4.4 million in the previous quarter and a net loss of $0.7 million in the third quarter 2008.

•
The Asset Management Division’s net income for the third quarter 2009 was $2.8 million, compared to $2.5 million in the second quarter 2009, and a net loss of $2.1 million in the third quarter 2008.  The quarterly increase was due to higher trading gains in the Investment Fund, partially offset by a greater participation of minority interests.

•
During the third quarter 2009, the book value per common share increased 3% to $18.23.  The Bank’s Tier 1 capital ratio as of September 30, 2009 was 24.6%, compared to 21.1% as of June 30, 2009, and 18.3% as of September 30, 2008, while the leverage ratio as of these dates was 5.6x, 6.3x and 8.7x, respectively.  The Other Comprehensive Income account (“OCI”) recorded an improvement of $12 million (57%) versus the previous quarter and $35 million (80%) versus the third quarter 2008. The Bank’s equity consists entirely of common shares.

•
The ratio of the allowance for credit losses to the commercial portfolio remained stable at 3.5%, the same level reported in the second quarter 2009, and 2.0% as of September 30, 2008.  During the third quarter 2009, the Bank recorded $2.0 million in specific loan loss reserves, compared to the $12.0 million recorded in the second quarter 2009, and none in the third quarter 2008.

  CEO's Comments

"Bladex is satisfied with its third quarter results and encouraged by the underlying trends in the markets.  Financially, the quarter was well-balanced, with all business units performing well.  In the Commercial Division, margins remained attractive, commission income increased, portfolio balances grew for the first time since the onset of the crisis, while credit provisions eased.  In the Treasury Division, liquidity remained ample, as the Bank successfully tapped Asian interbank funding markets, while reaping the benefits of improving prices within the securities portfolios.  Notably, results in the Asset Management Division were consistent with the solid track record realized since the Fund’s inception.

Trade flows in Latin America, while still markedly below levels of a year ago, are beginning to show a gradual improvement, consistent with the situation internationally.  With Bladex facing less competitive pressures and a growing client franchise, the Bank expects to benefit from these trends as they become more significant, particularly given that Bladex possesses the capital and funding needed to absorb additional credit demand.  Furthermore, credit risk levels are showing signs of gradual improvement, as companies benefit from a generally less challenging economic climate, a trend that will afford Bladex greater flexibility in terms of credit decisions, thus gradually easing the pressure on provision levels.  Trends in the Asset Management Division are also encouraging as the Fund steadily builds its assets under management.

As Latin American markets regain some stability Bladex is focused on identifying new opportunities and deploying the resources to exploit them.  Companies throughout the Region have, as a result of the crisis, become more internationally oriented, demanding coordinated trade services throughout Latin America.  This new reality represents a tremendous opportunity for Bladex, given the Bank’s status as one of the very few regional wholesale banking franchises in Latin America. Bladex looks forward to continued progress in the coming quarters.”

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M09	9M08	3Q09	2Q09	3Q08
Net Interest Income	$49.6	$63.1	$17.4	$16.8	$21.8
Net Operating Income (Loss) by Business Segment:
Commercial Division	$38.4	$44.5	$13.0	$12.6	$16.6
Treasury Division	$6.6	$3.3	$1.2	$4.4	$(0.7)
Asset Management Division	$14.4	$11.2	$3.3	$2.6	$(2.1)
Net Operating Income	$59.4	$59.0	$17.4	$19.7	$13.8
Net Income	$42.9	$59.4	$15.8	$10.5	$14.0

Net Income per Share(1)	$1.18	$1.63	$0.43	$0.29	$0.38
Book Value per common share (period end)	$18.23	$16.87	$18.23	$17.61	$16.87
Return on Average Equity (“ROE”)	9.1%	12.6%	9.5%	6.6%	8.6%
Operating Return on Average Equity ("Operating ROE") (2)	12.6%	12.5%	10.6%	12.4%	8.5%
Return on Average Assets (“ROA”)	1.4%	1.5%	1.6%	1.0%	1.0%
Net Interest Margin	1.63%	1.64%	1.76%	1.62%	1.61%
Efficiency Ratio (3)	32%	34%	33%	30%	39%

Tier 1 Capital(4)	$671	$654	$671	$662	$654
Total Capital(5)	$706	$699	$706	$701	$699
Risk-Weighted Assets	$2,732	$3,573	$2,732	$3,129	$3,573
Tier 1 Capital Ratio(4)	24.6%	18.3%	24.6%	21.1%	18.3%
Total Capital Ratio (5)	25.8%	19.5%	25.8%	22.4%	19.5%
Stockholders’ Equity	$666	$614	$666	$643	$614
Stockholders’ Equity to Total Assets	17.9%	11.5%	17.9%	15.8%	11.5%
Other Comprehensive Income Account ("OCI")	(9)	(44)	(9)	(21)	(44)

Leverage (times) (6)	5.6	8.7	5.6	6.3	8.7
Liquid Assets / Total Assets (7)	11.6%	8.6%	11.6%	11.2%	8.6%
Liquid Assets / Total Deposits	35.3%	29.7%	35.3%	36.2%	29.7%

Non-Accruing Loans to Total Loans, net	1.4%	0.0%	1.4%	0.0%	0.0%
Allowance for Credit Losses to Commercial Portfolio	3.5%	2.0%	3.5%	3.5%	2.0%

Total Assets	$3,723	$5,351	$3,723	$4,067	$5,351

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(5)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2009, Bladex had disbursed accumulated credits of approximately $161 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 30, 2009 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 29, 2009.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 96623186.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com